Exhibit 99.4

WOLSELEY PLC

17 December 2002

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr C A Hornsby, who is responsible for the Company’s US Plumbing and Heating Division, has today increased his shareholding in the company by 1,600 ordinary shares. He has exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all of the shares issued to him. He has also sold today 6,000 ordinary shares beneficially held by him at a price per share of 508 pence and now holds 16,400 ordinary shares.

Director’s Name	No. of options exercised	Exercise price per share (in pence)	No. of shares acquired	Date of acquisition
Mr C. A. Hornsby	7,600	350.25	7,600	16.12.2002

Ends